1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

November 9, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-20

QUATERRA GRANTS STOCK OPTIONS

Quaterra Resources Inc. (the “Company”) has granted incentive stock options to directors, officers and consultants under its stock option plan for the acquisition of 2,305,000 common shares of the Company exercisable for five years at a price of $1.02 per share.

Consequent upon the execution of stock option cancellation agreements with non insider Optionees, and subject to any required acceptance by the TSX Venture Exchange, the Company proposes to enter into option agreements with such non insiders to grant options to purchase up to an aggregate of 2,721,000 common shares of the Company exercisable for five years at a price of $0.98 per share.

All options granted are subject to a four month hold period.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,

“Scott Hean”
Scott Hean,
Chief Financial Officer,
Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

The TSX-V and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

#1100 - 1199 West. Hastings S treet Vancouver, B.C. Canada V6E 3T5	Tel: (604) 681-9059 Fax: (604) 688-4670 www.quaterraresources.com